Exhibit 99.13

McIlvenna Bay Project Saskatchewan Technical Report on the McIlvenna Bay Project, Saskatchewan, Canada

Certificate of Qualified Person

I, Luc Binette, P. Eng., do hereby certify that:

1.	I am currently employed as Mechanical & Piping Engineering Manager with G Mining Services, 5025 Lapinière Blvd., Suite 1010, Brossard, QC, J4Z 0N5.

2.	I graduated with a Bachelor of Engineering degree (Mechanical Engineering) from Ecole Polytechnique de Montreal in 2002.

3.	I am a member in-good-standing of the Association of Professional Engineers & Geoscientists of Saskatchewan (Registration Number 76464).

4.	I have practiced my profession in the engineering, aerospace and mining industry since my graduation from university. I have 22 years of experience in project management, engineering and quality control.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I meet the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of Sections 1.11, 18.1 to 18.4, 18.6 to 18.8, 21.1.3, 21.1.5, 21.2.2, 25.7 and 26.5 of the report titled “Technical Report on the McIlvenna Bay Project, Saskatchewan, Canada” with an effective date of March 12, 2025, prepared for Foran Mining Corp. and readdressed to Eldorado Gold Corporation on May 29, 2026.

7.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

8.	I personally inspected the property during a site visit on November 21st, 2024.

9.	I have had no prior involvement with the McIlvenna Bay Project that is subject to this Report.

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Report, the omission to disclose which makes the Report misleading.

12.	I am independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

Dated this June 8, 2026.

(signed) "Luc Binette"

Luc Binette, P. Eng.

June 2026
Project Number: 169524701